June 2, 2025

Chan Heng Fai
Chief Executive Officer
Alset Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Alset Inc.
           Preliminary Information Statement on Schedule 14C
           Filed May 27, 2025
           File No. 001-39732
Dear Chan Heng Fai:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1. It appears that you have sought to incorporate by reference your Exchange Act periodic reports. Information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e)(1) to Schedule14A. Form S-4 allows incorporation by reference where a company meets the requirements of Form
       S-3. As it does not appear that you are eligible to use Form S-3, please revise to provide the required financial disclosures in your information statement, or provide us with an analysis regarding your ability to incorporate by reference.
2.     Please provide all of the information required by Item 14(b)(6) of
Schedule 14A
       and Item 1015(b) of Regulation M-A with respect to the fairness opinion provided by
       ValueScope. In this regard, we note as non-exclusive examples that you have not addressed how ValueScope was selected to provide the opinion pursuant to Item
       1015(b)(3) of Regulation M-A or any instructions provided to ValueScope with respect to the opinion pursuant to Item 1015(b)(6) of Regulation M-A. June 2, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Darrin M Ocasio, Esq.